FOR FURTHER INFORMATION:

AT THE COMPANY:
Karen J. Dearing
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. REPORTS SEPTEMBER 30, 2008 RESULTS

Southfield, MI, November 7, 2008 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust (REIT) that owns and operates manufactured housing communities, today reported third quarter results.

During the quarter ended September 30, 2008, total revenues increased 7.0 percent to $61.4 million, compared with $57.4 million in the third quarter of 2007. Net loss for the third quarter of 2008 was $(5.5) million or $(0.30) per diluted common share, compared with a net loss of $(4.4) million, or $(0.24) per diluted common share for the same period in 2007. Funds from operations (FFO)[1] were $11.3 million or $0.55 per diluted share/OP Unit in the third quarter of 2008 as compared to $11.8 million or $0.58 per diluted share/OP Unit in the third quarter of 2007.

For the nine months ended September 30, 2008, total revenues increased 8.6 percent to $191.9 million, as compared to $176.7 million for the same period in 2007. Net loss was $(16.0) million as compared to $(6.5) million for the nine months ended September 30, 2008 and 2007, respectively. FFO[1] was $27.1 million, or $1.32 per diluted share/OP Unit, for the nine months ended September 30, 2008, compared to $41.0 million, or $2.02 per diluted share/OP Unit, for the same period in 2007.

Included in net loss for the three and nine months ended September 30, 2008 is equity loss from the Company's affiliate, Origen Financial, Inc. ("Origen"), of $1.5 million and $14.1 million, respectively, which include negative adjustments to the carrying value of the Company's investment in Origen of $1.3 million and $8.1 million, respectively. Excluding these equity losses, FFO[1] would have been $12.8 million, or $0.62 per diluted share/OP unit and $41.2 million, or $2.01 per diluted share/OP Unit, for the three and nine month periods ended September 30, 2008, respectively, as compared to $11.8 million, or $0.58 per diluted share/OP unit and $41.0 million, or $2.02 per diluted share/OP unit for the comparable periods in 2007. The results for the nine months ended September 30, 2008 also include severance costs of approximately $0.04 of FFO per diluted share/OP unit related to the retirement of one of the Company's officers.

For 135 communities owned throughout 2008 and 2007, total revenues increased 2.5 percent for the quarter ended September 30, 2008, and total expenses decreased 3.0 percent, resulting in an increase in net operating income[2] of 5.0 percent, as compared to an increase in net operating income[2] of 1.6 percent for the same period in 2007. For the nine months ended September 30, 2008, total revenues increased 2.2 percent and total expenses increased 1.0 percent, resulting in an increase in net operating income[2] of 2.7 percent, as compared to an increase in net operating income[2] of 2.0 percent for the same period in 2007. Same property occupancy in the manufactured housing sites was 82.4 percent at September 30, 2008 and December 31, 2007.

Manufactured housing revenue producing sites for the third quarter of 2008 decreased by 48 sites, as compared to a decrease of 160 sites during the third quarter of 2007. For the nine months ended September 30, 2008, manufactured housing revenue producing sites increased by 50 as compared to a loss of 65 sites during the same 2007 period. This represents a year over year improvement of 112 and 115 sites, for the three and nine months ended September 30, 2008, respectively, in comparison to the same periods during 2007.

During the third quarter of 2008, 251 new and pre-owned homes were sold, bringing the total of homes sold year to date to 742, an increase of 31.3 percent from the 565 homes sold during the comparable nine months of 2007. Rental home sales, included in total new and pre-owned home sales above, totaled 151 and 443 for the three and nine months ended September 30, 2008, respectively, as compared to sales of 90 and 281 during the same periods in 2007.

"Both new and pre-owned home sales are ahead of results for the same period in 2007 pointing to the affordability of manufactured housing during economic downturns", said Gary A. Shiffman, Chairman and Chief Executive Officer. "The First Time Home Buyers Tax Credit, which provides for a 10% refundable tax credit on the purchase of a home, may further assist home sales as we are actively promoting this opportunity to our customers, many of whom are first time buyers", Shiffman added.

The Company's rental program has increased by a net 121 homes since December 31, 2007, bringing the total number of occupied rentals to 5,449 at September 30, 2008, as reflected in the accompanying table. For the first time in the program's history, rental home sales have exceeded net leases causing occupancy in the program to decline by 31 sites in the third quarter of 2008.

"The Company continues to effectively execute on its core business objectives through extraordinary economic times in the broader marketplace. The business of providing affordable housing has historically been somewhat recession resistant and, to a certain extent, countercyclical", said Shiffman. "This is borne out by the strength in the net operating income of our communities, growth in home sales and the annual rate of 16,000 plus applications to live in our communities", Shiffman added.

During the third quarter, the Company invested $0.5 million in a newly created limited liability company, Origen Financial Services, LLC (the "LLC"). The LLC purchased the origination platform of Origen. The LLC will provide origination services for sellers of manufactured homes, including the Company and other members of the LLC.

As previously announced, on July 1, 2008, the Company completed a transaction involving its installment note portfolio resulting in proceeds of $25.6 million. The notes were valued at par with certain recourse provisions requiring the Company to purchase the underlying homes securing the installment notes upon the event of default of an installment note and subsequent repossession of the home. The Company has recorded the transaction as a transfer of financial assets. The transferred assets have been classified as collateralized receivables and the cash received from this transaction has been classified as a secured borrowing in the consolidated balance sheet. The proceeds from the transaction were used to pay down the Company's unsecured line of credit.

A conference call to discuss third quarter operating results will be held on November 7, 2008, at 11:00 A.M. Eastern Time. To participate, call toll-free 877-407-9039. Callers outside the U.S. or Canada can access the call at 201-689-8470. A replay will be available following the call through November 21, 2008, and can be accessed by dialing 877-660-6853 from the U.S. or 201-612-7415 outside the U.S. or Canada. The account number for the replay is 3055 and the ID number is 300583. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a real estate investment trust that currently owns and operates a portfolio of 136 communities comprising approximately 47,600 developed sites and approximately 6,200 sites suitable for development mainly in the Midwest and Southeast United States.

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[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.


For more information about Sun Communities, Inc.
visit our website at www.suncommunities.com
-FINANCIAL TABLES FOLLOW-


FORWARD LOOKING STATEMENTS

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's expectations of future events.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Amounts in thousands except for per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
REVENUES				
Income from real property	$ 47,966	$ 46,818	$ 146,365	$ 142,918
Revenue from home sales	7,933	5,492	24,204	17,847
Rental home revenue	5,186	4,798	15,318	13,933
Ancillary revenues, net	35	4	349	355
Interest	1,129	686	2,741	2,142
Other income (loss)	(816)	(432)	2,884	(526)
Total revenues	61,433	57,366	191,861	176,669
COSTS AND EXPENSES				
Property operating and maintenance	12,766	12,845	37,742	36,698
Real estate taxes	3,844	4,174	12,183	12,369
Cost of home sales	6,073	4,408	18,893	14,164
Rental home operating and maintenance	4,135	3,563	11,566	10,002
General and administrative - real property	3,704	3,709	12,589	11,856
General and administrative - home sales and rentals	1,676	1,462	5,003	4,440
Depreciation and amortization	16,167	15,512	48,527	46,444
Interest	15,361	15,783	45,311	46,164
Interest on mandatorily redeemable debt	847	896	2,535	2,705
Total expenses	64,573	62,352	194,349	184,842
Loss before income taxes, minority interest, and income (loss) from affiliates	(3,140)	(4,986)	(2,488)	(8,173)
Provision for state income tax	(141)	(525)	(34)	(575)
Minority interest in Operating Partnership	(726)	560	602	832
Income (loss) from affiliates	(1,486)	583	(14,036)	1,431
Net loss	$ (5,493)	$ (4,368)	$ (15,956)	$ (6,485)
Weighted average common shares outstanding:				
Basic	18,213	17,962	18,151	17,909
Diluted	18,213	17,962	18,151	17,909
Basic and diluted loss per share:	$ (0.30)	$ (0.24)	$ (0.88)	$ (0.36)
Cash dividends per common share:	$ 0.63	$ 0.63	$ 1.89	$ 1.89

RECONCILIATION OF NET LOSS TO FUNDS FROM OPERATIONS
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Amounts in thousands, except for per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Net loss	$ (5,493)	$ (4,368)	$ (15,956)	$ (6,485)
Adjustments:				
Depreciation and amortization	16,667	15,475	49,930	46,850
Valuation adjustment[3]	—	1	—	(250)
Provision (benefit) for state income taxes[4]	(7)	500	(405)	500
(Gain) loss on disposition of assets, net	(536)	724	(2,502)	1,193
Gain on sale of undeveloped land	(33)	—	(3,336)	—
Minority interest distribution (loss allocation)	726	(560)	(602)	(832)
Funds from operations (FFO)[1]	$ 11,324	$ 11,772	$ 27,129	$ 40,976
Weighted average common shares/OP Units outstanding:				
Basic	20,504	20,264	20,448	20,211
Diluted	20,571	20,374	20,499	20,328
FFO[1] per weighted average Common Share/OP Unit - Basic	$ 0.55	$ 0.58	$ 1.33	$ 2.03
FFO[1] per weighted average Common Share/OP Unit - Diluted	$ 0.55	$ 0.58	$ 1.32	$ 2.02

The table below adjusts FFO to exclude equity loss from affiliate (Origen), in thousands.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Net loss as reported	$ (5,493)	$ (4,368)	$ (15,956)	$ (6,485)
Equity loss from affiliate adjustment	1,500	—	14,050	—
Minority interest loss allocation	—	—	(1,414)	—
Adjusted net loss	(3,993)	(4,368)	(3,320)	(6,485)
Adjustments:				
Depreciation and amortization	16,667	15,475	49,930	46,850
Valuation adjustment [3]	—	1	—	(250)
Provision (benefit) for state income tax [4]	(7)	500	(405)	500
(Gain) loss on disposition of assets, net	(536)	724	(2,502)	1,193
Gain on sale of undeveloped land	(33)	—	(3,336)	—
Minority interest distribution (loss allocation)	726	(560)	812	(832)
Adjusted Funds from operations (FFO)[1]	$ 12,824	$ 11,772	$ 41,179	$ 40,976
Adjusted FFO[1] per weighted avg. Common Share/OP Unit - Diluted	$ 0.62	$ 0.58	$ 2.01	$ 2.02

[3] The Company had an interest rate swap, which matured in July 2007, which was not eligible for hedge accounting. Accordingly, the valuation adjustment (the theoretical non-cash profit or loss if the swap contract were to be terminated at the balance sheet date) was recorded in interest expense. If held to maturity the net cumulative valuation adjustment would approximate zero. The Company had no intention of terminating the swap prior to maturity and therefore excluded the valuation adjustment from FFO so as not to distort this comparative measure.

[4] The tax provision for the three and nine months ended September 30, 2007 represents potential taxes payable on the sale of company assets related to the enactment of the Michigan Business Tax. These taxes do not impact Funds from Operations and would be payable from prospective proceeds of such sales. The tax benefit for the three and nine months ended September 30, 2008 represents the reversal of this tax provision.

SUN COMMUNITIES, INC.
SELECTED BALANCE SHEET DATA
(Amounts in thousands)
(Unaudited)

	September 30, 2008	December 31, 2007
Investment property before accumulated depreciation	$ 1,552,704	$ 1,538,426
Total assets	$ 1,221,855	$ 1,245,823
Total debt	$ 1,212,906	$ 1,187,675
Total minority interest and stockholders' equity (deficit)	$ (28,237)	$ 26,046

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(Amounts in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Net loss	$ (5,493)	$ (4,368)	$ (15,956)	$ (6,485)
Unrealized gain (loss) on interest rate swaps	4	(1,042)	(64)	(640)
Comprehensive loss	$ (5,489)	$ (5,410)	$ (16,020)	$ (7,125)

SUN COMMUNITIES, INC.
ADDITIONAL INFORMATION
(Unaudited)

SAME PROPERTY RESULTS

For 135 communities owned throughout both years (amounts in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2008	2007	% change	2008	2007	% change
Total revenue	$ 45,553	$ 44,440	2.5 %	$ 139,539	$ 136,539	2.2 %
Total expense	13,414	13,832	-3.0 %	40,881	40,465	1.0 %
Net operating income[2]	$ 32,139	$ 30,608	5.0 %	$ 98,658	$ 96,074	2.7 %

Same property occupancy and average monthly rent information at September 30, 2008 and 2007:

	2008	2007
Total manufactured housing sites	42,147	42,123
Occupied manufactured housing sites	34,750	34,766
Manufactured housing occupancy %	82.4 %	82.5 %
Average monthly rent per site	$ 391	$ 379

RENTAL PROGRAM SUMMARY (amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
Rental home revenue	$ 5,186	$ 4,798	$ 15,318	$ 13,933
Site rent included in Income from real property	6,150	5,541	18,278	15,991
Rental program revenue	11,336	10,339	33,596	29,924
Expenses				
Payroll and commissions	524	508	1,601	1,588
Repairs and refurbishment	2,011	1,752	5,380	4,820
Taxes and insurance	701	596	2,094	1,766
Other	899	707	2,491	1,828
Rental program operating and maintenance	4,135	3,563	11,566	10,002
Net operating income [2]	$ 7,201	$ 6,776	$ 22,030	$ 19,922

Occupied rental homes information at September 30, 2008 and 2007:

	2008	2007
Number of occupied rentals, end of period	5,449	5,134
Cost of occupied rental homes (in thousands)	$ 166,735	$ 153,083
Weighted average monthly rental rate	$ 733	$ 716